Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FOURTH QUARTER AND YEAR 2007 RESULTS

Santiago, Chile, February 1, 2008 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and full year ended December 31, 2007. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of December 31, 2007. US dollar figures (US$), except export figures, are based on the exchange rate as of December 31, 2007 (US$1.00=Ch$496.89).

Highlights 4Q 2007

•	Total sales (in Chilean pesos) increased 13.2%.
•	Export sales increased 20.8% in US dollar terms.
•	Bottled export shipments rose by 12.9% to 3,459,000 cases.
•	Domestic sales decreased 1.9%.
•	Operating income improved by 46.5%, operating margin increased to 14.5% from 11.2%.
•	Net income increased 78.7% to Ch$7,942 million (US$16 million).
•	Ebitda increased 34.6% to Ch$14,174 million (US$28.5 million). Ebitda margin was 19.5%.
•	Earnings per ADR rose 105.7% to US$ 0.445.

Highlights 2007

•	Total sales (in Chilean pesos) increased 23.3%.
•	Export sales increased 36.5% in US dollar terms.
•	Bottled export shipments rose by 27.6% to 14,797,000 cases.
•	Domestic sales increased 3%.
•	Operating income increased 80.9%, operating margin rose to 16.5% in 2007 from 11.3% in 2006.
•	Net income increased 96.2% to Ch$34,059 million (US$68.5 million).
•	Ebitda increased 58.6% to Ch$ 60,465 million (US$121.7 million). Ebitda margin was 21.2%.
•	Earnings per ADR rose by 125.8% to US$ 1.91.

Comments of the CEO

We are very pleased to present Viña Concha y Toro’s results for the quarter and full year. 2007 has been an outstanding year for the Company as evidenced by solid sales growth, a strong expansion in the operating result, margins and net income. The Company has outperformed the industry, thus increasing its leading position in both domestic and international markets.

Sales of our wines abroad this quarter again generated record sales, showing the strength of our brands and the growing enthusiasm they generate among consumers around the world. Exports by value rose 20.8% in the quarter and 36.5% in the year. This outstanding achievement has been driven by a healthy increase in volumes (12.9% in the quarter and 27.6% in the year) and by the increase in the average price, mainly as a result of a better sales mix led by the premium and superior categories. We highlight the contribution of our flagship wine Casillero del Diablo with a growth rate of 40% in 2007, setting a new sales record of 2 million 765 thousand cases worldwide.

Company’s brands and those of its subsidiaries are performing well in all regional markets, particularly in Europe, with vigorous growth in the United Kingdom where our subsidiary Concha y Toro UK has seized market opportunities and benefited from the strong momentum for Chilean wines. Also we point out the growth achieved in Asia and Latin America.

Sales on the Chilean domestic market increased 3% in value during the year, driven by positive volume gains in all market categories. Company volumes grew ahead of the industry, resulting in an increased market share, the highest in recent years.

As a result of the strong export sales growth, improved sales mix and the positive impact of lower costs compared to 2006, the Company saw expansion in its gross margin from 35.1% to 39.4% in the fourth quarter, while operating income increased by 46.5% and the operating margin rose to 14.5% from 11.2%. For the year, operating income improved 80.9% and operating margin improved to 16.5% from 11.3%. Net income for the year almost doubled.

The year, nevertheless, was not exempt from challenges. We faced the lowest average exchange rate in the last eight years, with a strong appreciation in the fourth quarter. The Company has sought to mitigate this impact through a multi-currency policy, invoicing more than half of its exports in pounds sterling and euros.

Fourth Quarter 2007 Results

Total Revenues

Total revenues increased 13.2% to Ch$72,716 million (US$146 million) from Ch$64,251 million (US$129 million). This expansion was led by a very good quarter for exports both from Chile and also from Argentina. The result was partially compensated by the exchange rate impact involving an appreciation of the Chilean peso against the US dollar of approximately 11% year-on-year.

Table 1 Total Revenues (Ch$ millions)

	4Q07	4Q06	Change (%)	2007	2006	Change (%)

Chile:
Domestic sales	12,743	13,046	-2.3%	48,932	47,569	2.9%
Exports to third parties	33,501	29,323	14.2%	137,527	116,662	17.9%
Concha y Toro UK	18,734	14,635	28.0%	69,153	40,945	68.9%
Other revenues	2,414	2,145	12.6%	9,541	8,349	14.3%

Argentina:
Domestic	2,318	2,327	-0.4%	7,408	6,412	15.5%
Exports	3,006	2,776	8.3%	13,230	11,877	11.4%

TOTAL	72,716	64,251	13.2%	285,790	231,815	23.3%

Domestic Sales, Chile

Total domestic sales (including bulk) decreased 2.3% to Ch$12,743 million (US$25.6 million) in 4Q07 from Ch$13,046 million (US$26.3 million) in 4Q06. Domestic bottled wine sales (excluding bulk) for the quarter declined 1.9% to Ch$12,730 million (US$25.6 million) from Ch$12,971 million (US$26.1 million) in 4Q2006. This as a result of flat volumes and a 1.8% fall in the average price.

Sales volume reached 19.3 million liters in the quarter. By category, popular wines decreased by 5.5%. On the other hand, premium wines increased 5.4% and the varietal segment increased 12.3%. Lower volume in the popular segment follows price increases for this category and strong volumes during the third quarter in anticipation of this price increase.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, rose 12.6%, to Ch$2,414 million (US$4.9 million) mainly due to larger sales of liquors.

Export Revenues

Sales abroad, including those to third parties and of Concha y Toro UK, increased 18.8% to Ch$52,235 million in 4Q07 from Ch$43,958 million in 4Q06. Stated in Chilean pesos, the sales figure includes the impact of an 11% appreciation of the peso year-on-year.

Strong sales in most of the regional markets, plus the strong momentum for all Company brands in the UK enabled the Company to achieve this good quarterly result.

• Exports of Bottled Wine in US$:

The following figures, representing exports in dollar and volume terms, include those to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased 20.8% to US$84.8 million from US$70.2 million. Volumes shipped increased 12.9% while the average price rose 7%.

Graph 1
Export Breakdown by Region (Value)
Fourth Quarter 2007

For the quarter, export sales by value grew in Europe (+21.5%), Canada (+28.3%), South America (+9.1), Asia (+59.4%), and the US (+18.3). Sales declined by 4% in Central America/Caribbean.

• Exports of Bottled Wine in Volume:

Export volumes increased 12.9% to 3,459,000 cases. For the quarter, the strongest growth, 75.3%, was achieved in Asia led by strong results across all categories in Japan. Volumes increased in Canada (+10.5%), Europe (+6.4%), South America (+12.1%) and in the US (+12.9%). On the other hand, volumes declined in Central America/Caribbean by 3.6%, mainly due to lower volumes to Mexico following strong growth in the third quarter.

Figures by segment reveal a 38.1% growth in the premium category and a 20.1% increase in varietal wines. On the other hand, bi-varietals grew 1.3% and popular wines decreased 4.2% in the quarter.

• Prices: The average price per case increased 7% to US$24.5 from US$22.9 in 4Q06, revealing mainly the effects of a better mix (resulting from a higher growth in premium and varietal wines).

Argentine Operations
Total revenues from the Argentine operation increased 4.3% to Ch$5,324 million as a result of an 8.3% increase in exports and a 0.4% decline in domestic sales.

In the quarter, Trivento’s exports by volume increased 13.2% to 362,690 cases. By value, exports increased 18.5% to US$6.5 million. The average price rose 4.6%.

The 0.4% decline in sales in the domestic market mainly reflects the exchange impact of an 11% appreciation of the Chilean peso against the US dollar. Thus, sales in the domestic Argentine market measured by volume increased 9.9% and by 19.9% in value, totaling 255,600 cases and US$4.6 million respectively.

Cost of Sales

For the quarter, the total cost of sales rose 5.7% to Ch$44,051 million (US$89 million) from Ch$41,683 million (US$84 million) in 4Q06. The cost of sales as a percentage of total sales, decreased from 64.9% to 60.6%, mainly explained by a lower direct cost due to reduced grape costs for the 2006/2007 vintage.

The gross margin increased to 39.4% from 35.1%, mainly as a result of the lower direct cost mentioned above.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 17.9% to Ch$18,125 million (US$36.5 million), mainly explained by export SG&A related to higher volumes and larger expenses from Concha y Toro UK in line with its rate of expansion and brand support. As a percentage of sales, SG&A increased to 24.9% from 23.9% in 4Q06.

Operating Income

Operating income increased 46.5% to Ch$10,540 million (US$21.2 million) in 4Q07 compared to Ch$7,197 million (US$14.5 million) in 4Q06. The operating margin rose from 11.2% to 14.5%, on the back of export sales growth and the positive impact of a lower direct cost as compared to 4Q2006, partly compensated by higher SG&A as a percentage of sales.

Non-Operating Result

Non-operating result presented a loss of Ch$472 million (US$951 thousand) as compared to a loss of Ch$1,249 million (US$2.5 million) in 4Q2006. This is mainly explained by gains in both price level restatements and exchange differences, as compared to losses in 4Q06.

•

Interest expenses decreased 2.9% and totaled Ch$1,161 million (US$2.3 million). As of December 31, 2007 total financial debt was Ch$86,580 million (US$174 million), representing a 16% reduction from 2006.

Table 2
Non-Operating Results
(Ch$ millions)

	4Q07	4Q06	Change (%)	2007	2006	Change (%)

Non-operating Income
Equity Income	126	248	-49.2%	637	519	22.7%
Other non-operating income	168	244	-31.0%	551	508	8.5%
Total non-operating income	294	492	-40.1%	1,187	1,027	15.7%

Non-operating expenses
Financial Expenses	-1,161	-1,196	-2.9%	-4,572	-4,612	-0.9%
Price Level Restatement	323	209	-254.7%	-831	-385	115.7%
Exchange Differences	533	-180	-395.6%	360	280	28.3%
Other Non-operating expenses	-462	-156	195.2%	-1,155	-483	139.1%

Total non-operating expenses	-767	-1,741	-56.0%	-6,199	-5,200	19.2%

Total Non-Operating Result	-472	-1,249	-62.2%	-5,012	-4,174	20.1%

Net Income and Earnings per Share (EPS)

Net income for the period rose 78.7% to Ch$7,942 million (US$16 million) from Ch$4,445 million (US$8.9 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$11.04 per share from Ch$6.18 in the quarter. Earnings per ADR were Ch$220.8 in 4Q07. In US dollar terms, earnings per ADR increased 105.7% to US$0.445 in the fourth quarter of 2007 from US$0.216 for the fourth quarter of 2006.

2007 Results

Total Revenues

Total revenues increased 23.3% to Ch$285,790 million (US$575 million) from Ch$231,815 million (US$466 million) in 2006. This resulted from strong sales abroad, driven by record shipments across all regions, larger sales in the domestic market and a positive result for the Argentine operation.

Domestic Sales, Chile

Total domestic sales (including bulk) rose 2.9% to Ch$48,932 million (US$98.5 million) in 2007 from Ch$47,569 million (US$95.7 million) in 2006. Domestic bottled wines sales (excluding bulk) for the period rose 3% to Ch$48,872 million (US$98.4 million) in 2007 from Ch$47,434 million (US$95.5 million) in 2006.

The 3% expansion in bottled domestic sales was the result of an 11.9% increase in volume totaling 77.3 million liters, partially compensated by a 7.9% decrease in the average price. Company volumes showed a positive trend growing ahead of the industry. According to AC Nielsen the industry grew almost 2% in volume during the year. Concha y Toro increased its market share in 2007 to 29.2% measured in volume and to 25.9% by value. Volumes by category reveal a 9.7% increase in popular wines and a 17.2% in the premium category led by strong sales of Casillero del Diablo.

The lower price reflects price reductions (mainly in the first half of the year) in line with a lower cost for the 2006/2007 harvest.

Other Revenues
Other revenues increased 14.3% to Ch$9,541 million (US$19.2 million), showing larger sales of liquors and other products compensated by a decline in bottling fees to third parties.

Export revenues

Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 31.1% to Ch$206,679 million in 2007 from Ch$157,608 million in 2006. This outstanding result was achieved with a diversified growth across all regions, plus the strong momentum for all Company brands in the UK.

•          Exports of bottled wine in US$: Exports in US dollar terms, which include those to third parties and to the UK subsidiary, increased 36.5% to US$343 million in 2007 from US$251 million in 2006, as a result of a 27.6% increase in volume and a 7% increase in the average price stated in US dollars.

2007 Export Breakdown by Region - value

In value terms, all regional markets contributed to the Company’s growth, as follows: Europe (+48%), Central America/Caribbean (+16.3%), South America (29.1%), Canada (+21.8%), Asia (+61.8%) and the US (+12.7%).

• Exports of bottled wine by volume: Export volumes increased 27.6% to 14,797,000 cases. This was achieved with diversified growth across all geographic areas to which the Company exports.

The largest volume gains were obtained in Europe and Asia. Volumes to Europe increased 36.8% driven by a strong result in the UK (+53); in Britain, an effective performance by Concha y Toro UK has taken advantage of market opportunities and has allowed the Company to benefit from the strong momentum for Chilean wine. In Continental Europe volume increased 22.1% and, in Asia, volume rose 63.7% following strong results in Japan, Korea and China.

Central America/Caribbean and South America increased by 16.6% and 29.5% respectively. Volume in Canada grew 12.1% and in the US 1.9%.

Shipments by segment reveal a 46% increase in premium wines, mainly due to the solid performance of Casillero del Diablo which grew 40% in 2007. Varietal wine sales increased 28%, while bi-varietal and popular wines increased 11.2% and 48% respectively.

•          Prices: The average price per case increased 7% to US$23.2 from US$21.7 in 2006 as a result of an improvement in the product mix following larger sales of premium and varietal wines, and also due to currency fluctuations affecting the price expressed in US dollar terms.

Argentine Operations
Total revenues from our Argentine business increased 12.8% to Ch$20,638 million following expansions of 11.4% in exports and 15.5% in domestic sales.

In 2007, Trivento’s exports of bottled wine totaled US$27 million with shipments of 1,528,000 cases increasing 15.3% and 7.6% by value and volume respectively over 2006. Growth was led by larger sales in Latin America and the US and Canada. Domestic volume sales increased 24.4% in US dollar terms and 21% by volume totaling US$13.6 million and 864,000 cases respectively.

Cost of Sales

Cost of sales rose 12.4% to Ch$170,700 million (US$ 344 million) from Ch$151,914 million (US$306 million) in 2006. Cost of sales as a percentage of total sales decreased to 59.7% from 65.5% mainly as a result of a lower direct cost. This is explained by the lower grape costs of the 2007 vintage.

The gross margin improvement from 34.5% to 40.3% results from the strong volume increase with a better mix and the dilution of fixed costs, plus the lower average direct cost compared to a higher cost in 2006.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 26.2% to Ch$67,845 million (US$137 million) from Ch$ 53,778 million (US$108 million). This increase reflects an increase in export-related expenses in line with larger volumes and higher marketing expenses to support brand building. As a percentage of revenues, SG&A increased to 23.7% from 23.2% in 2006.

Operating Income

Operating income posted a strong increase, 80.9% to Ch$47,246 million (US$95 million) compared to the Ch$26,123 million (US$ 53 million) in 2006. The operating margin increased from 11.3% to 16.5%, resulting from a strong volume increase, mix improvements, dilution of fixed costs and a lower direct cost.

Non-Operating Results

The non-operating result showed a loss of Ch$5,012 million (US$ 10.1 million) in 2007 as compared to a loss of Ch$4,174 million (US$ 8.4 million) in 2006, mainly explained by an increase in price level restatements and other non-operating expenses.

Interest expenses declined by 0.9% from Ch$4,612 million (US$ 9.3 million) to Ch$4,572 million (US$9.2 million) due to reduced financial debt.

Net Income and Earnings per Share (EPS)

Net income for the year rose 96.2% to Ch$ 34,059 million (US$68.5 million) from Ch$ 17,356 million (US$34.9 million). Concha y Toro’s EPS increased to Ch$ 47.36 per share from Ch$ 24.13; earnings per ADR were Ch$947.2 in 2007 and Ch$482.6 in 2006. In US dollar terms, earnings per ADR increased 125.8% to US$ 1.91 compared to US$0.84 for 2006.

Balance Sheet

Assets

As of December 31, 2007, the Company’s consolidated assets totaled Ch$393,906 million (US$793 million) and were Ch$ 26,110 million (US$ 53 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (inventories) and fixed assets, involving investments in the bottling area, cellar capacity and acquisition and planting of new vineyards.

Liabilities

As of December 31, 2007 net financial debt stood at Ch$86,580 million (US$174 million) representing a year-on-year decrease of Ch$16,217 million (US$32.6 million). This is explained mainly by a decrease in short term debt to banks and financial institutions partially offset by an increase in other current liabilities mostly accounts payable related to the business growth.

As of December 31, 2007 the financial debt to equity ratio stood at 0.39.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 115 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 7,000 hectares of vineyards in Chile and 957 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 2,434 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of December 31, 2007)

	4Q2007 Th. Ch$	4Q2006 Th. Ch$	Change %	2007 Th. Ch$	2006 Th. Ch$	Change %

Operating Results
Sales revenues	72,716,464	64,251,477	13.2	285,789,952	231,815,164	23.3
Cost of sales	-44,051,220	-41,683,155	5.7	-170,699,732	-151,914,359	12.4
% of sales	60.6%	64.9%		59.7%	65.5%
Gross Margin	28,665,245	22,568,322	27.0	115,090,220	79,900,805	44.0
% of sales	39.4%	35.1%		40.3%	34.5%
Selling & Adm. Expenses	-18,125,114	-15,371,763	17.9	-67,844,590	-53,777,619	26.2
% of sales	24.9%	23.9%		23.7%	23.2%

Operating Income	10,540,131	7,196,559	46.5	47,245,630	26,123,186	80.9
% of sales	14.5%	11.2%		16.5%	11.3%

Non-Operating Results
-Non-operating income	168,468	244,044	-31.0	550,672	507,546	8.5
-Equity income	125,837	247,630	-49.2	636,659	518,994	22.7
-Non-operating expenses	-461,704	-156,379	195.2	-1,155,480	-483,302	139.1
-Financial expenses	-1,161,115	-1,195,751	-2.9	-4,572,432	-4,611,757	-0.9
-Price level restatement	322,734	-208,610	-254.7	-831,043	-385,297	115.7
-Exchange differences	533,377	-180,430	-395.6	359,646	280,266	28.3
Non-operating result	-472,403	-1,249,496	-1.0	-5,011,977	-4,173,548	20.1

Income before income tax	10,067,728	5,947,062	69.3	42,233,653	21,949,638	92.4
Less: income tax	-2,122,828	-1,502,009	41.3	-8,166,201	-4,591,453	77.9
Minority interest	-2,606	-447	483.0	-8,734	-1,794	386.8

Net Income	7,942,294	4,444,607	78.7	34,058,718	17,356,391	96.2

-Earnings per share (Ch$)	11.04	6.18	78.7	47.36	24.13	96.2
-Earnings per ADR (US$)	0.445	0.216	105.7	1.91	0.84	125.8

EBITDA	14,174,162	10,529,301	34.6	60,464,839	38,119,554	58.6%
% sales	19.5%	16.4%		21.2%	16.4%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate US$1.0=Ch$496.89

Viña Concha y Toro S.A. Consolidated Balance Sheet (In thousands of constant Chilean pesos and US dollars as of December 31, 2007)

	As of Dec. 31, 2007 Th. Ch$	As of Dec. 31, 2006 Th. Ch$	As of Dec. 31, 2007 Th. US$

Assets
Cash and equivalents	2,702,709	2,138,149	5,439
Inventories	85,051,063	80,511,576	171,167
Accounts receivable	71,495,666	73,123,522	143,886
Other current assets	23,839,393	25,337,143	47,977
Total current assets	183,088,831	181,110,390	368,470

Property, plant & equipment, net	195,303,112	170,773,925	393,051
Other assets	15,513,852	15,911,543	31,222

Total assets	393,905,795	367,795,858	792,742

Liabilities and Shareholders’ Equity
Short term debt (1)	23,603,491	36,175,283	47,502
Other current liabilities	70,588,329	56,928,741	142,060
Total current liabilities	94,191,820	93,104,024	189,563
Long term debt (1)	62,976,056	66,621,523	126,740
Other long-term liabilities	14,006,462	12,422,945	28,188
Total long-term liabilities	76,982,518	79,044,468	154,929

Minority interest	16,168	12,240	33

Shareholders’ equity	222,715,289	195,635,126	448,218

Total liabilities and shareholders’ equity	393,905,795	367,795,858	792,742

(1) includes only financial debt
Exchange rate:US$1.0=Ch$496.89